SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Subject Company)
________________________

Landry’s MSA Co., Inc.
Landry’s, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

Common Stock, par value $0.001 per share
 (Including Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

Tilman J. Fertitta
Chairman of the Board, President and Chief Executive Officer
Landry’s, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$131,630,827	$15,085

* Calculated solely for purposes of determining the filing fee.  The calculation assumes the purchase of 14,889,523 issued and outstanding shares of common stock, par value $0.001 per share, at $8.75 per share. The transaction value also includes the purchase of 154,000 shares issuable pursuant to the exercise of outstanding options with an exercise price less than $8.75 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 1, 2011.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,085

Form or Registration No.:  Schedule TO-T

Filing Party:  Landry’s MSA Co., Inc. and Landry’s, Inc.

Date Filed: November 22, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 22, 2011 (as so amended, the “Schedule TO”), relating to the offer by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 22, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.   Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

The Offer to Purchase is hereby amended as follows:

Cover Page

The fourth and fifth paragraphs of the Cover Page to the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“The Offer is not subject to a financing condition.  The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Landry’s, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of MSSR’s stock options from which MSSR has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the “Minimum Tender Condition”).  The Offer is also subject to other conditions described in Section 15 — “Conditions to the Offer” of this Offer to Purchase.

MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to the number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up.  MSSR has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied.  If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.”

Summary Term Sheet

The response to the question “What is the Top-Up and when could it be exercised?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Under the Merger Agreement, MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to a number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up.  Based upon information provided by MSSR, as of November 4, 2011, there were 104,337,096 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”).  Accordingly, MSSR has a sufficient number of authorized but unissued Shares available to issue the Top-Up Shares to Purchaser, assuming the Minimum Tender Condition is satisfied.  The Purchaser will pay MSSR the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to MSSR a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.  The promissory note will be due on the first anniversary of the closing of the Top-Up, will bear simple interest of 5% per annum, payable in arrears at maturity, will be full recourse to Landry’s and Purchaser, may be prepaid, in whole or in part, at any time without premium or penalty, and will have no other material terms.  The Top-Up shall be exercisable only once.

If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.  See Section 11—“Merger Agreement.””

Introduction

The thirteenth paragraph of the “Introduction” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to a number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. Based upon information provided by MSSR, as of November 4, 2011, there were 104,337,096 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”).  Accordingly, MSSR has a sufficient number of authorized but unissued Shares available to issue the Top-Up Shares to Purchaser, assuming the Minimum Tender Condition is satisfied.  The Purchaser will pay MSSR the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to MSSR a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.  If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.”

Section 5—“Material United States Federal Income Tax Consequences”

The first paragraph of Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase is hereby deleted in its entirety.

Section 11—“Merger Agreement”

The last paragraph of the subsection captioned “The Offer—Top-Up” of Section 11—“Merger Agreement” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Based upon information provided by MSSR, as of November 4, 2011, there were 104,337,096 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”).  Accordingly, MSSR has a sufficient number of authorized but unissued Shares available to issue the Top-Up Shares to Purchaser, assuming the Minimum Tender Condition is satisfied.  The Purchaser will pay MSSR the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to MSSR a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.  The promissory note will be due on the first anniversary of the closing of the Top-Up, will bear simple interest of 5% per annum, payable in arrears at maturity, will be full recourse to Landry’s and Purchaser, may be prepaid, in whole or in part, at any time without premium or penalty, and will have no other material terms.  The Top-Up shall be exercisable only once.

If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.”

Section 13—“Source and Amount of Funds”

The first paragraph of Section 13—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Offer is not subject to a financing condition.  We will need approximately $140.0 million to purchase all Shares pursuant to the Offer and to pay related fees and expenses.  Landry’s has entered into a commitment letter with Jefferies Group, Inc. (“Jefferies”), in which Jefferies has committed, directly or through one or more of its affiliates, to provide financing to Landry’s and its affiliates in an amount equal to $138.0 million in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of $50.0 million in principal amount of incremental term loans (“Term Loans”) under Landry’s existing credit agreement and the remainder through the issuance and sale of Landry’s 11 5/8% Senior Secured Notes due 2015.  Landry’s will fund the purchase of Shares with proceeds from the Jefferies Financing and/or cash on hand.”

The sixth and seventh paragraphs of Section 13—“Source and Amount of Funds” of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Agreement also includes customary events of default.  The lenders under the Credit Agreement and the trustee under the Indenture (as defined below) have entered into an intercreditor agreement pursuant to which the trustee thereunder has, on behalf of the holders of the existing notes (as defined below), including the additional Notes (as defined below) to be issued under a supplemental indenture in connection with the Jefferies Financing, subordinated the liens that secure the Notes to the liens that secure borrowings and other obligations under the Credit Agreement.

Landry’s intends to cause Landry’s Acquisition Co., a Texas corporation and an indirect wholly-owned subsidiary of Landry’s, to issue $115.0 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2015, which will be exchanged concurrently with the consummation of the Merger, for Landry’s 11 5/8% Senior Secured Notes due 2015 (the “Notes”).  The Notes will constitute an additional issuance of Landry’s 11 5/8% Senior Secured Notes due 2015 pursuant to that certain indenture, dated as of November 30, 2009, by and between Landry’s, the subsidiary guarantors party thereto, Deutsche Bank Trust Company Americas, as collateral agent, and Wilmington Trust Company FSB, as successor trustee (the “Indenture”), in a private transaction that is not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under which Landry’s previously issued $540.5 million in aggregate principal amount of 11 5⁄8% Senior Secured Notes due 2015 (the “existing notes”).”

The eleventh paragraph of Section 13—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Notes and the guarantees are secured by liens on substantially all of Landry’s and the guarantors’ assets; provided, however, that pursuant to the terms of an intercreditor agreement, such liens will be contractually subordinated to liens that secure the Credit Agreement. Consequently, the Notes and the guarantees are effectively subordinated to all obligations under the Credit Agreement.”

Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes”

The subsection captioned “Antitrust” of Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” of the Offer to Purchase is hereby amended to add the following sentence to the end of the second paragraph thereof:

“On November 29, 2011, the FTC notified Parent that early termination of the HSR waiting period had been granted.”

The subsection captioned “Litigation” of Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” of the Offer to Purchase is hereby amended and restated  in its entirety to read as follows:

“Litigation.  On November 18, 2011, a purported stockholder of MSSR filed a putative class action complaint in the Court of Chancery of the State of Delaware against MSSR, each member of the MSSR Board, Purchaser and Landry’s relating to the proposed transaction.  The complaint was subsequently amended on November 28, 2011.  In the complaint, as amended, plaintiff claims that each member of the MSSR Board breached their fiduciary duties by failing to maximize the value of MSSR and that the proposed transaction is the result of an unfair process and pays the stockholders an unfair price.  In addition, plaintiff alleges that each member of the MSSR Board has failed to fully disclose all material information necessary to make an informed decision regarding the proposed transaction.  Plaintiff also asserts a claim against Landry's and Purchaser for allegedly aiding and abetting the MSSR Board’s breach of fiduciary duty.  In the complaint, plaintiff seeks, among other things, an order enjoining consummation of the proposed transaction. On November 29, 2011, the plaintiff filed a motion seeking an order scheduling a preliminary injunction hearing and authorizing expedited discovery in support thereof.

On November 23, 2011, a second purported stockholder of MSSR filed a putative class action complaint in the Court of Chancery of the State of Delaware against MSSR, each member of the MSSR Board, Purchaser and Landry’s relating to the proposed transaction.  In the complaint, plaintiff claims that each member of the MSSR Board breached their fiduciary duties of loyalty, good faith and independence by failing to take steps to maximize the value of MSSR and failing to properly value MSSR.  In addition, plaintiff alleges that the MSSR Board breached their fiduciary duties through materially inadequate disclosures and material disclosure omissions.  Plaintiff also asserts a claim against MSSR, Landry's and Purchaser for allegedly aiding and abetting the MSSR Board’s breach of fiduciary duty.   In the complaint, plaintiff seeks, among other things, an order enjoining consummation of the proposed transaction.

On November 29, 2011, a third purported stockholder of MSSR filed a putative class action complaint in the Court of Chancery of the State of Delaware against MSSR, each member of the MSSR Board, Purchaser and Landry’s relating to the proposed transaction.  In the complaint, plaintiff claims that each member of the MSSR Board breached their fiduciary duties by failing to obtain the highest value available for MSSR in the marketplace.  In addition, plaintiff alleges that each member of the MSSR Board have caused materially misleading and incomplete information to be disseminated to MSSR stockholders, which will strip MSSR stockholders of their ability to make an informed decision on whether to tender their Shares or seek appraisal.   Plaintiff also asserts a claim against Landry's and Purchaser for allegedly aiding and abetting the MSSR Board’s breach of fiduciary duty.   In the complaint, plaintiff seeks, among other things, an order enjoining consummation of the proposed transaction.

On December 1, 2011, an order was entered by the Court of Chancery of the State of Delaware consolidating the above-described actions.  The order also scheduled a hearing to take place on December 6, 2011 to address a schedule for the consolidated action.

MSSR, the MSSR Board, Landry’s and Purchaser believe that the consolidated action is without merit and intend to vigorously defend against the litigation.”

ITEM 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by Landry’s, Inc. dated November 28, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2011

LANDRY’S MSA CO., INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	Chairman of the Board and President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 22, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on November 22, 2011.
(a)(5)(A)	Press Release issued by Landry’s, Inc. dated November 8, 2011 (incorporated by reference to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on November 8, 2011).
(a)(5)(B)
Press Release issued by McCormick & Schmick’s Seafood Restaurants, Inc. dated November 8, 2011 (incorporated by reference to Schedule 14D-9C filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 8, 2011).

(a)(5)(C)	Joint Press Release dated November 22, 2011.
(a)(5)(D)	Press Release issued by Landry’s, Inc. dated November 28, 2011.
(b)(1)
Commitment Letter, dated as of November 7, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(1)
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(2)
Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on July 15, 2011).

(g)	None.
(h)	None.